Filed pursuant to Rule 433

Registration Statement 333-250981

Relating to Preliminary Prospectus Supplement dated January 20, 2021

Republic of Panama

U.S.$1,200,000,000 3.870% Global Bonds due 2060

January 20, 2021

Final Term Sheet

Issuer:	Republic of Panama (“Panama”)

Transaction:	3.870% Global Bonds due 2060 (the “2060 Global Bonds”)

Distribution:	SEC Registered

Ranking:	Unsecured

Expected Ratings*:	Baa1/BBB/BBB by Moody’s, S&P, and Fitch (stable for S&P and negative for Moody’s and Fitch)

Amount Issued:	U.S.$1,200,000,000 aggregate principal amount

Coupon:	3.870% (30/360 day count basis)

Maturity:	July 23, 2060, Panama will pay the principal amount of the 2060 Global Bonds in three equal annual installments on July 23 of each year, commencing on July 23, 2058.

Offering Price:	110.391% of principal amount plus accrued interest totaling U.S.$516,000, or U.S.$0.430 per U.S.$1,000 principal amount of the 2060 Global Bonds, from January 23, 2021, to, but not including, January 27, 2021, plus accrued interest, if any, from January 27, 2021.

Gross Proceeds to the Issuer (before deducting underwriting fees and other expenses and excluding accrued interest):	U.S.$1,324,692,000

Re-offer Yield:	3.384%

Spread to Benchmark Treasury:	155 basis points

Benchmark Treasury:	T 1.375% due August 15, 2050

Benchmark Treasury Price and Yield:	89-18; 1.834%

Reopening:	The 2060 Global Bonds constitute a further issuance of, and will form a single series with, the U.S.$ 1,750,000,000 aggregate principal amount of Panama’s 3.870% Global Bonds due 2060 issued on July 23, 2019 and September 29, 2020.

Listing and Trading:	Application will be made to list the 2060 Global Bonds on the Official List of the Luxembourg Stock Exchange and to have the 2060 Global Bonds admitted to trading on the Euro MTF Market.

Optional Redemption:

Prior to January 23, 2060 (six months prior to the maturity date of the 2060 Global Bonds), the 2060 Global Bonds will be redeemable, in whole or in part, at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2060 Global Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2060 Global Bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined in the preliminary prospectus supplement), plus 20 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

At any time on or after January 23, 2060 (six months prior to the maturity date of the 2060 Global Bonds), the 2060 Global Bonds will be redeemable, in whole or in part at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the 2060 Global Bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Use of Proceeds:	Panama will use the proceeds from the 2060 Global Bonds for general budgetary purposes.

Governing Law:	State of New York

Underwriting Fee:	0.065%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC

Denominations:	U.S.$ 200,000 and integral multiples of U.S.$ 1,000 in excess thereof.

Interest Payment Dates:	January 23 and July 23

First Coupon Payment Date:	July 23, 2021

Settlement Date:	January 27, 2021 (T + 5)

CUSIP/ISIN:	698299 BL7/US698299BL70

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated January 20, 2021, BBVA Securities Inc. and Morgan Stanley & Co. LLC as the underwriters have agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the 2060 Global Bonds indicated below:

Underwriters:

BBVA Securities Inc.	U.S.$600,000,000
Morgan Stanley & Co. LLC	U.S.$600,000,000

Total	U.S.$1,200,000,000

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/76027/000119312521011958/d115030d424b3.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, BBVA Securities Inc. at +1 (800) 422 8692 or Morgan Stanley & Co. LLC at +1 (866) 718-1649.

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